Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File No. 333-284510

Relating to the

Preliminary Prospectus Supplement

Dated June 2, 2025

(To Prospectus Dated January 27, 2025)

PRICING TERM SHEET

June 5, 2025

Strategy

Offering of

11,764,700 Shares of

10.00% Series A Perpetual Stride Preferred Stock

The information in this pricing term sheet supplements MicroStrategy Incorporated’s preliminary prospectus supplement, dated June 2, 2025 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to MicroStrategy Incorporated and not to its subsidiaries.

Issuer	MicroStrategy Incorporated d/b/a Strategy.

Securities Offered	10.00% Series A Perpetual Stride Preferred Stock, $0.001 par value per share, of the Issuer (the “STRD Stock”).

Amount Offered	11,764,700 shares of STRD Stock.

Public Offering Price	$85.00 per share of STRD Stock.

Trade Date	June 6, 2025.

Settlement Date	June 10, 2025, which will be the second business day after the Trade Date (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade STRD Stock before the business day before the Settlement Date must, because the STRD Stock initially will settle T+2, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Stated Amount	$100 per share of STRD Stock.

Liquidation Preference	Initially, $100 per share of STRD Stock. The Liquidation Preference will be subject to adjustment in the manner described in the Preliminary Prospectus Supplement. However, the Liquidation Preference will not be adjusted to an amount that is less than the Stated Amount.

Regular Dividends	Dividends on shares of the STRD Stock will not be mandatory. Holders of the STRD Stock will be entitled to receive non-cumulative dividends at a rate per annum equal to 10.00% (the “Regular Dividend Rate”) on the Stated Amount thereof, out of funds legally available for their payment, only when, as, and if declared by our board of directors or any duly authorized committee thereof. If declared, Regular Dividends on the STRD Stock will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year, beginning on September 30, 2025. Since Regular Dividends are not cumulative, we will not have any obligation to pay any Regular Dividend for any regular dividend period unless we declare such Regular Dividend prior to the Regular Dividend Payment Date for such regular dividend period. No dividend, interest or other amount will accumulate or accrue on any unpaid Regular Dividends, regardless of whether Regular Dividends are declared for any future regular dividend period.

Declared Regular Dividends on the STRD Stock will be payable solely in cash in the manner, and subject to the provisions, described in the Preliminary Prospectus Supplement.

Regular Dividend Payment
Dates	March 31, June 30, September 30 and December 31 of each year, beginning on September 30, 2025.

Regular Record Dates	March 15, June 15, September 15 and December 15.

Directed Share Program	At our request, the underwriters have reserved up to 588,235 shares of the STRD Stock, or 5% of the shares offered, for sale at the public offering price through a directed share program to certain of our employees, officers and directors based in the United States. The number of shares of the STRD Stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this offering. Fidelity Brokerage Services LLC and Fidelity Capital Markets, a division of National Financial Services LLC, a selling group member in this offering, will administer our directed share program. See “Underwriting—Directed Share Program” in the Preliminary Prospectus Supplement.

Listing	No public market currently exists for the STRD Stock. We have applied to list the STRD Stock on The Nasdaq Global Select Market under the symbol “STRD.” If the listing is approved, we expect trading in the STRD Stock to commence within 30 days after the Settlement Date.

Use of Proceeds	We estimate that the net proceeds to us from this offering will be approximately $979.7 million, after deducting the underwriting discounts and commissions and our estimated offering expenses. We intend to use the net proceeds from this offering for general corporate purposes, including the acquisition of bitcoin and for working capital.

Book-Running Managers	Barclays Capital Inc.
Morgan Stanley & Co. LLC
Moelis & Company LLC
TD Securities (USA) LLC

Co-Managers	The Benchmark Company, LLC
Clear Street LLC
AmeriVet Securities, Inc.
Bancroft Capital, LLC
Keefe, Bruyette & Woods, Inc.
BTIG, LLC

CUSIP / ISIN Numbers for
The STRD Stock	594972 861 / US5949728613.

* * *

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to: Barclays Capital Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by email at barclaysprospectus@broadridge.com or telephone at 1-888-603-5847; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014, by phone: 1-866-718-1649 or by email: prospectus@morganstanley.com; Moelis & Company LLC, 399 Park Avenue, 4th Floor, New York, New York 10022 or by telephone at (800) 539-9413; or TD Securities (USA) LLC, 1 Vanderbilt Avenue, 11th Floor, New York, New York 10017, by telephone at (855) 495-9846.

The information in this pricing term sheet is not a complete description of the STRD Stock or the offering. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the STRD Stock.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.